SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Endowment Institutional TEI Fund W, L.P.

(Name of Issuer)

The Endowment Institutional TEI Fund W, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(February 20, 2014)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$15,102,555(a)	$1,945.21 (b)

(a)	Calculated as the aggregate maximum purchase price for limited partnership interests.

(b)	Calculated at $128.80 per million of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	Summary Term Sheet.

As disclosed in the Private Placement Memorandum of The Endowment Institutional TEI Fund W, L.P. (the “Fund”) dated as of January 1, 2014 (attached hereto as an exhibit; the “PPM”), the Fund from time to time may offer to buy your limited partnership interest (an “Interest”) or a portion thereof, at its estimated net asset value (which is calculated as the estimated value of the Fund’s assets minus its liabilities). This offer (the “Offer”), which begins on February 20, 2014, will remain open until midnight, New York City Time, on March 19, 2014 (such time and date, as it may be extended, the “Expiration Date”). The estimated net asset value will be calculated for this purpose on March 31, 2014 (or, solely in the event that it is necessary to extend such date in order to satisfy certain conditions of the Offer as set forth herein, June 30, 2014), subject to the terms and conditions of the Offer described herein (such date being referred to herein as the “Valuation Date”). Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the PPM. The Offer is being made simultaneously with a cash tender offer (the “PMF Funds Offer”) by the PMF Funds (as defined below) in which Partners (as defined below) tendering Interests pursuant to the Offer, and therefore becoming holders of Shares of the PMF Fund, will have the opportunity to participate. The Offer is not contingent upon the completion of the PMF Funds Offer.

Following this summary is a formal notice of the Fund’s offer to purchase all or a portion of your Interest, which Offer will remain open until the Expiration Date, unless extended. No Partner need participate. If you choose to participate, you may withdraw your tendered Interest until the Expiration Date and, if Interests have not yet been accepted by the Fund, after the expiration of 40 business days from the commencement of the Offer.

Unlike the Fund’s prior offers to repurchase Interests, Partners who choose to tender their Interests will receive shares of a newly-formed fund (the “PMF Fund”) that will be managed to liquidate over time, distributing its capital to investors. The opportunity presented by the Offer, to obtain shares of a liquidating fund in an amount equal to the full value of a Partner’s Interest, is unlikely to be repeated in the future. Future repurchase offers, if any, will likely be for cash in substantially smaller amounts than previous repurchase amounts and likely will not provide for a choice similar to that presented by the Offer. The Fund does not anticipate considering any future repurchase offers until the fourth quarter of 2014 at the earliest.

The repurchase price for Interests tendered and accepted will not be paid in cash, but in-kind with tendering limited partners of the Fund (“Partners”) receiving 100% of their repurchase proceeds in shares of limited partnership interest (“Shares”) in PMF TEI Fund, L.P. PMF Fund is a newly-formed, closed-end, non-diversified, registered investment company that invests substantially all of its assets in The Endowment PMF Master Fund, L.P. (the “PMF Master Fund” and, together with the PMF Fund, the “PMF Funds”), which also is a newly-formed, closed-end, non-diversified, registered investment company. Shares are only available to Partners that tender their Interests pursuant to the Offer. The PMF Funds have been created to provide Partners a choice of converting their Interests in the Fund, which is a continuously-offered fund with an actively managed portfolio, into Shares, which is a fund that will prioritize Partner liquidity over active management. Instead of reinvesting proceeds generated by redemptions of and distributions received from underlying Investment Funds, the PMF Funds will generally distribute such proceeds to their respective investors (as described in the PMF Fund’s Private Placement Memorandum (the “PMF PPM”)), until such time as the PMF Master Fund portfolio has been entirely liquidated.

The PMF Master Fund’s portfolio will represent an approximately pro-rata division of the portfolio of The Endowment Master Fund, L.P. (the “Master Fund”) as of the Valuation Date, such that Partners tendering their Interests will receive Shares that represent an ownership interest in approximately the same underlying portfolio of investments represented by the tendered Interests immediately prior to the Valuation Date. As of the Valuation Date, Shares of the PMF Fund will have the same value as the Interests that were tendered but thereafter such value will differ as the PMF Fund and the Fund are managed differently, with the PMF Fund being managed for purposes of an orderly liquidation. Settlement of the Offer and payment of the Shares are not expected to occur until after the Valuation Date, as described in more detail herein.

As described above, the PMF Master Fund’s portfolio will represent an approximately pro-rata division of the Master Fund’s portfolio. An approximately pro-rata division of the Master Fund’s portfolio is dependent upon the Master Fund’s ability to obtain sufficient consents from the investment managers (each, an “Investment Manager”) of the underlying Investment Fund interests to transfer otherwise non-transferable Investment Fund interests that represent a proportional cross-section of the Master Fund’s portfolio as of the Valuation Date. To the extent that sufficient Investment Manager consents are received to effect an approximately pro-rata division of the Master Fund’s portfolio but one or more Investment Managers do not consent to the division of the Master Fund’s interest in the respective Investment Fund(s) managed by such Investment Managers as of the Valuation Date, the Master Fund will be unable to transfer to the PMF Master Fund a pro-rata portion of its interest in such Investment Funds. Instead, the Master Fund will be required to pay to the PMF Master Fund an amount of cash equal to the net asset value as of the Valuation Date of the relevant portion of the Master Fund’s interest proposed but unable to be transferred. Accordingly, there may be differences in the allocations and/or holdings of the portfolios of the Master Fund and the PMF Master Fund as of the Valuation Date if consents are not received from all Investment Funds. Furthermore, there can be no assurance that the net asset value of such a non-transferring Investment Fund paid in cash would ultimately represent the full value of a continuing interest in such Investment Fund.

There can be no assurance that the Master Fund will be able to effect an approximately pro-rata division of the Master Fund portfolio by the Valuation Date. If as of the Valuation Date the Master Fund is unable to make an approximately pro-rata division of its portfolio, including as a result of the failure to obtain Investment Manager consents, the Fund will be unable to settle the Offer, in which case Partners will remain invested in the Fund. Partners are cautioned that the Valuation Date is expected to occur after the date on which Interests are accepted for purchase in the Offer, and that following such date of acceptance they will not have the right to withdraw their tendered Interests prior to the Valuation Date.

Partners may tender part or all of their Interests. Partners who do not tender all of their Interests will remain invested in the Fund to the extent of the Interests they retain. The Fund will continue to be offered to existing and prospective Partners, unlike the PMF Fund, which will not be available to new investors following the conclusion of the Offer. The Fund will continue to pursue its investment objective utilizing an active management strategy, unlike the PMF Fund which will prioritize liquidity and distributions over active management until it is fully liquidated.

The information contained herein regarding the PMF Fund and the Fund is only a summary. Prior to deciding whether to tender Interests pursuant to the Offer or to remain invested in the Fund, Partners should carefully review the PPM and the PMF PPM, which include detailed information regarding the investment objective, risks, fees and expenses of the Fund and the PMF Fund, respectively. The PPM and the PMF PPM are attached hereto as exhibits. Also attached hereto as an exhibit is a chart comparing certain terms/aspects of the Fund and the PMF Fund.

If you do not wish to tender any part of your Interest, you may ignore the Offer.

If a Partner would like to tender part or all of his or her Interest, such Partner generally should mail a Letter of Transmittal (the enclosed Tender Offer Form will suffice), which is attached to this document as Exhibit 99.3, to Endowment Advisers, L.P. (the “Investment Adviser”) at P.O. Box 182663, Columbus, Ohio 43218-2663, Attention: The Endowment Fund, or fax it to the Investment Adviser at (866) 624-0077,

Attention: The Endowment Fund. Either method of delivery must result in the receipt of the properly executed form before the Expiration Date. If faxed, the original Tender Offer Form should be mailed promptly thereafter to the Investment Adviser. Partners whose broker of record is U.S. Trust Company, Bank of America Private Wealth Management (“U.S. Trust”) should mail or fax their customized Letter of Transmittal to their Portfolio Manager, instead of to the Investment Adviser, by the Expiration Date.

The value of your Interest will likely change between the most recent time net asset value was calculated and communicated to you and the Valuation Date. If you would like to obtain the estimated net asset value of your Interest, which the Fund’s administrator calculates monthly based on the information the Fund receives from the managers of the Investment Funds, you may contact the Support Desk of the Investment Adviser at (800) 725-9456, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York City Time.

Please note that just as you have the opportunity to have your Interest repurchased in the Offer and the right to withdraw your tendered Interest until such time as it is accepted for purchase, the Fund has the right, subject to applicable law and the conditions described herein, to cancel, amend or postpone the Offer at any time prior to the earlier to occur of the Expiration Date (as such may be extended) or when the tendered Interest has been accepted by the Fund. Also realize that for any Interests tendered, you remain a Partner in the Fund through the Valuation Date, which is the date on which the estimated net asset value of your Interest will be calculated and the effective date as of which you will be issued Shares. However, the actual issuance of Shares is not expected to occur until after the Valuation Date. Following the acceptance of the Interests tendered in the Offer, you will not have the right to withdraw the Interest which you tendered.

Item 2.	Issuer Information.

(a) The name of the issuer is The Endowment Institutional TEI Fund W, L.P. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675.

(b) The title of the securities that are the subject of the offer to purchase (the “Offer to Purchase” and the tender offer made thereby, the “Offer”) is limited partnership interests or portions thereof in the Fund. (As used herein, the term “Interest” or “Interests,” as the context requires, shall refer to the limited partnership interests in the Fund and portions thereof that constitute the class of security that is the subject of the Offer or the limited partnership interests in the Fund or portions thereof that are tendered by Partners to the Fund pursuant to the Offer.) As of the close of business on December 31, 2013, the outstanding Interests had an approximate aggregate net asset value of $15,102,555. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 100% of the Fund’s outstanding Interests as of the Valuation Date.

The Fund is one of several “feeder” funds that invests substantially all of its capital into the Master Fund, which then invests its capital in Investment Funds. Concurrent with this tender offer, the Board of the Master Fund has approved a tender offer for up to 100% of its outstanding interests.

(c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement of Limited Partnership dated as of June 7, 2010 (the “LP Agreement”).

Item 3.	Identity and Background of Filing Person.

(a) The name of the filing person is The Endowment Institutional TEI Fund W, L.P. The Fund’s principal executive office is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The investment adviser of the Fund is Endowment Advisers, L.P. The principal executive office of the Investment Adviser is located at 4265 San Felipe, 8th Floor, Houston, Texas 77027 and the telephone number is (713) 993-4675. The Investment Adviser’s investment committee (the “Investment Committee”) members are Messrs. Lee G. Partridge, Jeremy L. Radcliffe, William K. Enszer, William B. Hunt and William R. Guinn (herein defined as the “Managers”). Their address is c/o Endowment Advisers, L.P. at 4265 San Felipe, 8th Floor, Houston, Texas 77027.

Item 4.	Terms of This Tender Offer.

(a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to all of the Fund’s outstanding Interests that are properly tendered by and not withdrawn before the Expiration Date. The Fund is offering to purchase up to the full net asset value of the Fund’s Interests in an effort to provide Partners with the choice of continuing with their investment in the Fund or acquiring Shares having the same initial net asset value as their Interests in the Fund but which represent an interest in a separate investment vehicle with a focus on passive management until liquidation rather than active management. Instead of reinvesting proceeds received from Investment Funds (i.e., withdrawal or liquidation proceeds), the PMF Fund will generally distribute such proceeds to its Shareholders until the PMF Fund is fully liquidated. Partners that do not tender all of their Interests will remain in the Fund with limited liquidity generally only available through future repurchase offers, to the extent such offers are approved by the Board, as set forth in the PPM.

(ii) The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on the Valuation Date.

The purchase price for Interests tendered to the Fund will not be paid in cash. The purchase price for Interests will be paid in-kind in the form of Shares. The value of the Shares received by tendering Partners will be equal to the estimated net asset value of the Interests tendered as of the Valuation Date.

The repurchase of Interests is subject to regulatory requirements imposed by the Securities and Exchange Commission (“SEC”). The Fund’s repurchase procedures are intended to comply with such requirements. However, in the event that the Board determines that modification of the repurchase procedures described above is required or appropriate, the Board will adopt revised repurchase procedures as necessary to ensure the Fund’s compliance with applicable regulations or as the Board in its sole discretion deems appropriate. The Offer is also subject to certain number of conditions as set forth in Item 7(b).

Each Partner whose Interest (or portion thereof) has been accepted for repurchase will continue to be a Partner of the Fund effective until the Valuation Date (and thereafter if such Partner’s Interest is repurchased in part) and may exercise its voting rights with respect to the repurchased Interest (or portion thereof) until the Valuation Date.

The Master Fund has incurred and paid, and may incur and pay in the future, expenses in connection with conducting the Offer, including expenses in connection with the formation and capitalization of the PMF Funds, and the Fund will therefore bear an indirect pro-rata share of such expenses. The Offer is not conditioned on the completion of the PMF Funds Offer; however, in the event that the PMF Funds Offer is not completed, the Master Fund will bear a pro-rata portion of certain expenses relating to the PMF Funds Offer, including certain expenses that may be payable in the event that the transaction contemplated by the Purchase and Sale Agreement with the Third Party Feeder (as defined herein) is not completed. The Fund does not intend to impose any charges (except for direct costs and expenses borne by the Fund generally) on the repurchase of Interests. Partners that tender Interests will become Shareholders of the PMF Fund and, as a result, will become subject to the fees and expenses of the PMF Fund, as set forth in the PMF PPM.

A Partner who tenders some but not all of such Partner’s Interest for repurchase will be required to maintain a minimum capital account balance of $50,000 in the Fund. Such minimum capital account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the amount to be repurchased from a Partner so that the required capital account balance is maintained.

In the event that the Investment Adviser or any of its affiliates holds an Interest (or a portion of an Interest) in its capacity as a Partner, such Interest (or portion of an Interest) may be tendered for repurchase in connection with the Offer or any subsequent repurchase offer made by the Fund, without notice to the other Partners.

A copy of: (i) the Cover Letters to Offer to Purchase and Letter of Transmittal; (ii) the Offers to Purchase; (iii) Form of Letter of Transmittal; (iv) the PPM; (v) the PMF PPM; and (vi) a chart comparing certain terms/aspects of the Fund and PMF Fund are attached hereto as exhibits.

v

(iii) The initial scheduled Expiration Date is midnight, New York City Time, March 19, 2014.

(iv) Not applicable.

(v) To the extent that the Master Fund is delayed in entering into sufficient transfer agreements to transfer an approximately pro-rata portion of its portfolio, the Fund will delay the Valuation Date to June 30, 2014, in which case the settlement of the Offer and payment of the Shares to tendering Partners will also be delayed. Such a change in the Valuation Date will not necessarily be accompanied by an extension of the Offer (so that you might not be able to withdraw your tendered Interests), and would increase the potential that the value of tendered Interest may change between the time you elect to tender and the Valuation Date. Following the acceptance of Interests tendered in the Offer, Partners will not have the right to withdraw such tendered Interests.

The Fund reserves the right, at any time and from time to time, subject to applicable law, to extend the period of time during which the Offer is pending by notifying Partners of such extension. If the Fund elects to extend the period during which the Offer is open, the Valuation Date (which is the date on which the estimated net asset value of tendered Interests will be determined) may, in the discretion of the Board, be delayed to June 30, 2014. During any extension of the Offer, all Interests previously tendered and not withdrawn will remain subject to the Offer.

The Fund may amend the Offer or postpone the acceptance of tenders made pursuant to the Offer (and, by extension, the Valuation Date) in order to allow the approximately pro-rata division of the Master Fund’s portfolio to be made (such condition, the “Portfolio Division Condition.”) However, there can be no assurance that the Fund will exercise its right to extend or amend the Offer or to postpone acceptance of tenders pursuant to the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent required, extend the period of time during which the Offer is open as provided above and will promptly notify Partners.

Please refer also to the conditions to the Offer set forth in Item 7(b).

(vi) You may withdraw your tendered Interest until the Expiration Date and, if Interests have not yet been accepted by the Fund, after the expiration of 40 business days from the commencement of the Offer.

(vii) Partners wishing to tender Interests pursuant to the Offer generally should send or deliver a completed and executed Letter of Transmittal (the enclosed Tender Offer Form will suffice) to the Investment Adviser, to the attention of The Endowment Fund, at P.O. Box 182663, Columbus, Ohio 43218-2663, or fax a completed and executed Letter of Transmittal (the enclosed Tender Offer Form will suffice) to the Investment Adviser, also to the attention of The Endowment Fund, at (866) 624-0077. Partners whose broker of record is U.S. Trust should send or deliver, or fax, the completed and executed Letter of Transmittal to their Portfolio Manager instead of to the Investment Adviser. The completed and executed Letter of Transmittal must be received, either by mail or by fax, prior to the Expiration Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission. A Partner choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter to the Investment Adviser or to such Partner’s Portfolio Manager.

Any Partner tendering an Interest pursuant to the Offer may withdraw its tendered Interest until the Expiration Date and, if Interests have not yet been accepted by the Fund, after the expiration of 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal must be timely received by the Investment Adviser by mail or fax, or in the case of clients of U.S. Trust, by their Portfolio Manager. A form to use to give notice of withdrawal is available by calling, in the case of clients of U.S. Trust, their Portfolio Manager or, for all other Partners, the Investment Adviser at (800) 725-9456. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be re-tendered prior to the Expiration Date by following the procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Interests that are tendered when the Fund gives written notice to the tendering Partner of the Fund’s election to purchase such Interest. The purchase price of an Interest tendered by any Partner will be the estimated net asset value thereof as of the close of business on the Valuation Date, although settlement of the Offer and payment of the purchase price are not expected to occur until after the Valuation Date, as described herein. The estimated net asset value will be determined after all allocations to capital accounts of the Partners required to be made by the LP Agreement have been made.

In light of the necessity for Investment Fund transfers to be duly authorized and effected in order to satisfy the Portfolio Division Condition, settlement of the Offer and payment may only be made following the execution of the required transfer agreements, which may not occur until after the date on which Interests are accepted for purchase in the Offer. Due to, among other things, the large number of Investment Funds held and the varying degrees of cooperation needed from the Investment Managers, the date as of which transfer agreements will be executed is uncertain. To the extent that the Master Fund is delayed in entering into sufficient transfer agreements to transfer an approximately pro-rata portion of its portfolio, the Fund will be required to delay the Valuation Date to June 30, 2014, in which case the settlement of the Offer and payment of the Shares to tendering Partners will also be delayed. Such a change in the Valuation Date would not necessarily be accompanied by an extension of the Offer (so that you might not be able to withdraw your tendered Interest), and would increase the potential that the value of tendered Interests may change between the time you elect to tender and the Valuation Date. Following the acceptance of Interests tendered in the Offer, you will not have the right to withdraw such tendered Interests.

(ix) Not applicable.

(x) The Board has previously communicated to Partners certain strategy changes to the Fund which became effective on January 1, 2014. The Fund replaced the previous asset allocation ranges and liquidity requirements of the investment portfolio with a limitation that the Fund’s portfolio will not contain more than 75% in long-term illiquid private assets, as defined in the PPM (determined at the time of investment). The PPM includes a more detailed description of the Fund’s strategy and should be reviewed carefully in determining whether to tender Interests or to remain invested in the Fund.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Partners who do not tender Interests. Partners who retain their Interests may be subject to increased risks that could result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered as well as potentially increased illiquidity of the Master Fund’s portfolio. Additionally, a reduction in the aggregate assets of the Fund may result in higher costs for remaining Partners to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Partners from time to time (of which there can be no assurance).

Partners that tender Interests will become investors in the PMF Fund. The PMF Fund will be one of multiple feeder funds that invest in the PMF Master Fund. The PMF Funds and such other feeder funds have entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with HarbourVest-Origami Structured Solutions L.P., a third-party feeder fund managed by certain large institutional investors (the “Third Party Feeder”), pursuant to which the Third Party Feeder has agreed to purchase from the PMF Fund (and from the other feeder funds that invest in the PMF Master Fund) interests in the PMF Master Fund in an amount equal to the amount represented by Shares tendered to the PMF Fund and such feeder funds pursuant to the PMF Funds Offer. The completion of the transactions contemplated by the Purchase and Sale Agreement is subject to certain conditions. In the event that such transactions are consummated, the Third Party Feeder may be deemed to be a control person of the PMF Master Fund and will in any case have the ability effectively to veto certain actions requiring a vote or unilaterally determine the outcome of a PMF Master Fund vote, including changes to certain governance standards and any vote required under the 1940 Act, which could adversely affect the interests of the PMF Master Fund and the Partners. Thus, investors in the Third Party Feeder may be able to exercise greater influence than investors in the other feeder funds that invest in the PMF Master Fund, including the PMF Fund, potentially to the detriment of the PMF Fund and its investors.

Additionally, in consideration of the Third Party Feeder’s agreement to purchase PMF Master Fund interests and assuming that the conditions to such purchase are met, following the Offer the PMF Master Fund Board has agreed to appoint as directors two individuals to be submitted by the Third Party Feeder prior to the closing of the Third Party Feeder investment. The Third Party Feeder anticipates appointing as directors an individual to be identified, who is expected to be affiliated with HarbourVest Partners L.P., and Jeffrey Young, a principal of Origami Capital Partners, LLC. Mr. Young was born in 1967 and is responsible for all aspects of Origami’s operations, collaborating on firm leadership, investing, and working with clients. His primary experience is in completing complex transactions and building businesses. Mr. Young graduated from the University of California, Berkeley (A.B., 1989) and the Santa Clara University School of Law (J.D., 1993). He is admitted to the bar in California and Nevada. The two new PMF Master Fund directors would be “interested” directors, and would have the ability effectively to veto certain actions requiring a unanimous vote of the PMF Master Fund board but would not constitute a majority and would not themselves be able to determine the outcome of any PMF Master Fund board vote, other than matters that require a unanimous vote. Such PMF Master Fund directors will not become directors of the PMF Fund. Partners are not tendering Interests or Shares to the Third Party Feeder and have no claim or rights with respect to the Third Party Feeder.

The investors in the Third Party Feeder have entered into a voting agreement with the Investment Adviser (the “Voting Agreement”) pursuant to which the investors in the Third Party Feeder agree that they will not vote to terminate the PMF Master Fund’s investment management agreement (the “Investment Management Agreement”) with the Investment Adviser unless (i) a majority of the PMF Master Fund’s independent directors has voted to so terminate the Investment Management Agreement, (ii) it has been finally determined by a court or an arbitrator that the Investment Adviser (or any officer, director, member, partner, principal or employee thereof) has engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Investment Adviser’s office or has materially breached its obligations under the PMF Master Fund’s limited partnership agreement or (iii) such vote is in the same proportion as the other investors in the PMF Master Fund’s feeder funds (for example, if 40% of the investors in the other PMF Master Fund’s feeder funds vote to terminate the Investment Management Agreement, the investors in the Third Party Feeder may cause the Third Party Feeder to vote 40% of its interest to terminate the Investment Management Agreement). In addition, the investors in the Third Party Feeder have agreed that they will vote in favor of any nominee to serve as an independent director on the PMF Master Fund board of directors who has been nominated by a majority of the PMF Master Fund’s independent directors unless (i) they have received written advice of reputable outside counsel that voting for such nominee would be a breach of such investors’ fiduciary duties (such investors have pre-approved two existing directors of the Fund as suitable independent directors for the PMF Master Fund) or (ii) such vote is in the same proportion as the other investors in the PMF Master Fund’s feeder funds (for example, if 40% of the investors in the other PMF Master Fund’s feeder funds vote against a nominee of the independent directors of the PMF Master Fund, the investors in the Third Party Feeder may cause the Third Party Feeder to vote 40% of its interest against such nominee). The investors in the Third Party Feeder have also agreed that they will not cause the Third Party Feeder to call a meeting of the holders of the PMF Master Fund’s voting interests for the purpose of terminating the Investment Management Agreement, or to solicit proxies (including, without limitation, hiring a proxy solicitor) or the written consent of the holders of the PMF Master Fund’s voting interests in connection with a vote of such holders to terminate the Investment Management Agreement.

(xi) Not applicable.

(xii) Subject to gain recognized by The Endowment Offshore TEI Fund, Ltd. (the “Offshore Fund”) (through which the Fund invests in the Master Fund), which will be attributable to the Fund and the Partners as discussed below, a Partner that tenders all or a portion of its Interest to the Fund for repurchase in exchange for Shares generally will not recognize any income or capital gain or loss with respect to the transaction, and such Partner’s tax basis in the Shares it receives in the repurchase transaction generally will be the same as its aggregate tax basis in the Interest being repurchased.

The transaction creating the PMF Fund may result in the recognition of gain, but not loss, by the Offshore Fund. Because the Offshore Fund is wholly owned by the Fund, any gain recognized by the Offshore Fund will be attributed to the Fund and, in turn, allocated to the Fund’s Partners, including tendering Partners. If gain is recognized, the portion allocable to a tendering Partner will increase such Partner’s tax basis in the Shares it receives in the repurchase transaction. If gain is recognized, the portion allocable to a Partner that is a tax-exempt entity should not constitute unrelated business taxable income, unless such Partner has incurred acquisition indebtedness with respect to its Interest in the Fund.

(2) Not applicable.

(b) At the present time, certain Managers, members of the Board and officers of the Fund or of a Fund affiliate have indicated their intentions to have their Interests acquired in this tender offer (or to have their interests of other feeder funds of the Master Fund acquired in parallel tender offers being made simultaneously with this tender offer by such other feeder funds of the Master Fund).

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

The PPM (attached hereto as an exhibit) and the LP Agreement (which was provided to each Partner in advance of subscribing for an Interest) provide that the Board has the discretion to determine whether the Fund will purchase Interests from Partners from time to time pursuant to written tenders. Other than the repurchase offers that the Fund has conducted over the last two years, the Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Investment Adviser or the Board, or any person controlling the Fund or controlling the Investment Adviser or the Board; and (ii) any person, with respect to Interests.

As stated above, the Fund will pay the purchase price for tendered Interests in-kind with Shares. In conjunction with the Offer, the Master Fund will transfer to the PMF Master Fund an approximately pro-rata portion of the Master Fund’s investment portfolio in an amount corresponding to the amount of Interests tendered pursuant to the Offer (and amounts tendered pursuant to similar offers conducted by other feeder funds). An approximately pro-rata division of the Master Fund’s portfolio is dependent upon the Master Fund’s ability to obtain sufficient consents from Investment Managers to transfer otherwise non-transferable Investment Fund interests that represent a proportional cross-section of the Master Fund’s portfolio as of the Valuation Date. To the extent that sufficient Investment Manager consents are received to effect an approximately pro-rata division of the Master Fund’s portfolio but one or more Investment Managers do not consent to the division of the Master Fund’s interest in the respective Investment Fund(s) managed by such Investment Manager as of the Valuation Date, the Master Fund will be unable to transfer to the PMF Master Fund a pro-rata portion of its interest in such Investment Fund. Instead, the Master Fund will be required to pay to the PMF Master Fund an amount of cash equal to the net asset value as of the Valuation Date of the relevant portion of the Master Fund’s interest proposed but unable to be transferred. Accordingly, there may be differences in the allocations and/or holdings of the portfolios of the Master Fund and the PMF Master Fund as of the Valuation Date if consents are not received from all Investment Funds. Furthermore, there can be no assurance that the net asset value of such a non-transferring fund paid in cash would ultimately represent the full value of a continuing interest in such Investment Fund. As of the Valuation Date, Shares of the PMF Fund will have the same initial value as the Interests that were tendered but thereafter will differ as the PMF Fund and the Fund will be managed differently, with the PMF Fund being managed for purposes of an orderly liquidation.

Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) The purpose of the Offer is to provide Partners with the choice of continuing with their investment in the Fund or to acquire Shares having the same initial value as their Interests but which represent an interest in the PMF Fund which will focus on passive management until liquidation rather than active management. Rather than utilizing, as the Fund does, an active management strategy of investing and reinvesting proceeds, the PMF Fund will prioritize liquidity and generally distribute proceeds to Shareholders until the PMF Fund’s portfolio has been fully liquidated.

(b) Interests that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased and cancelled by the Fund, resulting in a potential increase in the expenses of the Fund as a percentage of the value of the Interests held by the remaining Partners (at least until there are no further issuances of Interests).

(c) None of the Fund, the Investment Adviser or any of the Managers or Directors of the Fund (or members of the Board of Directors) have any plans or proposals that relate to or would result in: (1) the acquisition by any of the above of additional Interests (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests (except for the Fund’s periodic discretionary solicitations of tender offers); (2) other than as described herein or in the cover letters filed in connection with the Offer with regard to the choice to receive Shares, an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) other than as described herein or in the cover letters filed in connection with the Offer with regard to the choice to receive Shares, any material change in the present distribution policy, indebtedness or capitalization of the Fund; (4) any change in the identity of the Investment Adviser, any of the Managers or any of the Directors, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors, to fill any existing vacancy for a Director or to change any material term of the investment advisory arrangements with the Investment Adviser; (5) other than as described herein or in the cover letters filed in connection with the Offer with regard to the choice to receive Shares, a sale or transfer of a material amount of assets of the Fund; (6) other than as described herein or in the cover letters filed in connection with the Offer, any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LP Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because the Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

To obtain consents, the Master Fund and the PMF Master Fund may be required to agree to indemnify Investment Funds and Investment Managers in connection with the division of the Master Fund’s portfolio or any related transfers of Investment Fund interests to the PMF Master Fund, which could expose the Master Fund and PMF Master Fund, and thus the Fund and the PMF Fund, to additional liabilities. The Master Fund may also bear the expenses imposed on transfers by Investment Funds, including fees and expenses of counsel to the Investment Funds, as well as accounting fees and expenses that the Investment Funds may incur in the future in connection with the Investment Fund’s compliance with any U.S. federal tax requirements or elections as a result of the transfers.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Concurrent with the Offer, the Board of the Master Fund has approved a tender offer for up to 100% of its outstanding interests. The repurchase proceeds paid by the Master Fund will be PMF Fund Shares, which the Fund will in turn distribute to tendering Partners.

(b) An approximately pro-rata division of the Master Fund’s portfolio, and thus settlement of the Offer and payment of the purchase price, is dependent upon the Master Fund’s ability to make an approximately pro-rata division of the Master Fund’s portfolio. There can be no assurance that the Master Fund will be able to effect an approximately pro-rata division of the Master Fund portfolio by the Valuation Date. If as of the Valuation Date the Master Fund is unable to make an approximately pro-rata division of its portfolio, including as a result of the failure to obtain Investment Manager consents, the Fund will be unable to settle the Offer, in which case Partners will remain invested in the Fund. Partners are cautioned that the Valuation Date is expected to occur after the date on which Interests are accepted for purchase in the Offer, and that following such date of acceptance they will not have the right to withdraw their tendered Interests prior to the Valuation Date. In addition, to the extent that subsequent to the Fund accepting Interests, the Master Fund is delayed in entering into sufficient transfer agreements to transfer an approximately pro-rata portion of its portfolio, the Fund will be required to delay the Valuation Date to June 30, 2014, in which case the settlement of the Offer and payment of the Shares to tendering Partners will also be delayed. Such a change in the Valuation Date would not necessarily be accompanied by an extension of the Offer (so that you might not be able to withdraw your tendered Interest), and would increase the potential that the value of tendered Interests may change between the time you elect to tender and the Valuation Date. Following the acceptance of Interests tendered in the Offer, you will not have the right to withdraw such tendered Interests.

(d) The Fund is not required, and does not expect, to borrow funds, directly or indirectly, for the purpose of the Offer.

Item 8.	Interest in Securities of the Issuer.

(a) Based on December 31, 2013 estimated values, Mr. John A. Blaisdell, Manager, Director and Co-Principal Executive Officer of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $1,503,159 of the interests in the fund complex.

Based on December 31, 2013 estimated values, Mr. Andrew B. Linbeck, Manager, Director and Co-Principal Executive Officer of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $2,336,811 of the interests in the fund complex.

x

Based on December 31, 2013 estimated values, Mr. John E. Price, Principal Financial Officer of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $121,947 of the interests in the fund complex.

Based on December 31, 2013 estimated values, Mr. A. Haag Sherman, Director of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $2,066,434 of the interests in the fund complex.

Based on December 31, 2013 estimated values, Mr. Lee G. Partridge, Manager and Chief Investment Officer of the Investment Adviser, does not have any beneficial ownership in the Fund.

Based on December 31, 2013 estimated values, Mr. Jeremy L. Radcliffe, Secretary of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $516,490 of the interests in the fund complex.

Based on December 31, 2013 estimated values, Mr. Scott E. Schwinger, Independent Director of the Fund, does not have any beneficial ownership in the Fund, but beneficially owns an aggregate of $223,345 of the interests in the fund complex.

Based on December 31, 2013 estimated values, Mr. William K. Enszer, portfolio manager of the Fund, does not have any beneficial ownership in the Fund.

None of the other directors of the Fund have any beneficial ownership in the Fund or the fund complex.

(b) Other than transactions conducted pursuant to the continuous offering of Interests and the December 31, 2013 tender offer for the repurchase of Interests, there have not been any transactions involving Interests in the last 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensation or Used.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

The audited financial statements of the Fund for the fiscal year ended December 31, 2012, and the schedule of investments dated December 31, 2012, both filed with the SEC on EDGAR on Form N-CSR on March 11, 2013, are hereby incorporated by reference. The semi-annual, unaudited financial statements for the six month period ended June 30, 2013, filed with the SEC on EDGAR on Form N-CSRS on September 6, 2013, are hereby incorporated by reference.

Item 11.	Additional Information.

(a)	(1) None.

(2) None.

(3) Not Applicable.

(4) None.

(5) None.

(b)	None.

Item 12.	Exhibits.

99.1	Cover Letter to Offers to Purchase and Letter of Transmittal.

99.2	Offers to Purchase.

99.3	Forms of Letter of Transmittal.

99.4	Private Placement Memorandum dated as of January 1, 2014 of The Endowment Institutional TEI Fund W, L.P.

99.5	Private Placement Memorandum dated as of February 20, 2014 of PMF TEI Fund, L.P.

99.6	Chart Comparing Certain Terms of The Endowment Institutional TEI Fund W, L.P. and PMF TEI Fund, L.P.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

THE ENDOWMENT INSTITUTIONAL TEI FUND W, L.P.

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Co-Principal Executive Officer

EXHIBIT INDEX

Exhibit

99.1	Cover Letter to Offers to Purchase and Letter of Transmittal.

99.2	Offers to Purchase.

99.3	Forms of Letter of Transmittal.

99.4	Private Placement Memorandum dated as of January 1, 2014 of The Endowment Institutional TEI Fund W, L.P.

99.5	Private Placement Memorandum dated as of February 20, 2014 of PMF TEI Fund, L.P.

99.6	Chart Comparing Certain Terms of The Endowment Institutional TEI Fund W, L.P. and PMF TEI Fund, L.P.